UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63847/February 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14170

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	:
IN THE MATTER OF	:
	: ORDER STAYING
CAIBS INTERNATIONAL, INC.	: PROCEEDING AS TO ONE
(N/K/A CAIBS INTERNATIONAL HOLDING, INC.),	: RESPONDENT AND
CALIBER LEARNING NETWORK, INC.	: MAKING FINDINGS AND
(N/K/A CLN, INC.),	: REVOKING
CARTOON ACQUISITION, INC.,	: REGISTRATIONS BY
CEL COMMUNICATIONS, INC.,	: DEFAULT AS TO FIVE
CELLULAR TELEPHONE ENTERPRISES, INC., and	: RESPONDENTS
CENTRUM INDUSTRIES, INC.	:

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. A hearing is currently scheduled for February 14, 2011.

The Division of Enforcement (Division) advises that it has received a signed Offer of Settlement from Respondent Cartoon Acquisition, Inc. (Cartoon Acquisition). The proceeding will be stayed as to Cartoon Acquisition to permit the Commission an opportunity to consider the Offer of Settlement. See 17 C.F.R. § 201.161(c)(2). This stay will remain in effect, provided that the Division submits the offer to the Commission within twenty business days. See 17 C.F.R. § 201.161(c)(2)(i). The Division shall notify me if it fails to meet this deadline or if the Commission rejects the Offer of Settlement and the stay shall lapse. See 17 C.F.R. § 201.161(c)(2)(ii).

The Office of the Secretary and the Division have provided evidence that Respondents Caibs International, Inc. (n/k/a Caibs International Holding, Inc.) (Caibs International), Caliber Learning Network, Inc. (n/k/a CLN, Inc.) (Caliber Learning), Cel Communications, Inc. (Cel Communications), Cellular Telephone Enterprises, Inc. (Cellular Telephone), and Centrum Industries, Inc. (Centrum Industries), were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by January 21, 2011.

Answers from Respondents were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). These Respondents were put on notice in the OIP that failure to file an Answer may be grounds for finding them in default. Since none of these Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

Caibs International (CIK No. 1317832) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended January 31, 2006, which reported a net loss of $1,825 from its inception on February 2, 2005.

Caliber Learning (CIK No. 1057187) is forfeited Maryland corporation located in Baltimore, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $9 million for the prior three months. On June 15, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland, and the case was terminated on July 29, 2008. As of December 20, 2010, the company's common stock (symbol CLBRQ) was traded on the over-the-counter markets.

Cel Communications (CIK No. 355271) is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994, which reported a net loss of $791,000 for the prior three months. As of December 20, 2010, the company's common stock (symbol CELC) was traded on the over-the-counter markets.

Cellular Telephone (CIK No. 862885) is a delinquent Delaware corporation located in Bellerose, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of $43,580 for the prior three months. On August 5, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to a Chapter 7, and the case was terminated on January 16, 2007.

Centrum Industries (CIK No. 351127) is a void Delaware corporation located in Corry, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of $966,000 for the prior three months. On December 14, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Pennsylvania, and the case was terminated on April 1, 2003.

In addition to their repeated failures to file timely periodic reports, these five Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Caibs International, Caliber Learning, Cel Communications, Cellular Telephone, and Centrum Industries failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Caibs International, Inc. (n/k/a Caibs International Holding, Inc.), Caliber Learning Network, Inc. (n/k/a CLN, Inc.), Cel Communications, Inc., Cellular Telephone Enterprises, Inc., and Centrum Industries, Inc., are hereby REVOKED;

IT IS FURTHER ORDERED THAT, the proceeding is STAYED as to Respondent Cartoon Acquisition, Inc., pending the Commission's consideration of its Offer of Settlement; and

IT IS FURTHER ORDERED THAT, the hearing scheduled for February 14, 2011, is POSTPONED and a telephonic prehearing conference will be held on March 14, 2011, at 11:00 a.m. EDT.

Robert G. Mahony
Administrative Law Judge